UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION (Registrant)

/s/ SHOICHI AOKI
(Signature)
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: October 30, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2017

2.	Notice relating to Revision of Consolidated Financial Forecasts for the Year Ending March 31, 2018 (“fiscal 2018”), Distribution of Interim Dividend for fiscal 2018 and Revision of Year-end Dividend Forecast for fiscal 2018

Exhibit 1. Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2017

The consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

1. Consolidated Financial Results for the Six Months Ended September 30, 2017

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to Kyocera Corporation’s shareholders
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six months ended September 30, 2017	738,345	13.0	69,505	105.7	87,840	80.8	61,387	69.8
Six months ended September 30, 2016	653,243	(9.6)	33,785	(45.5)	48,578	(37.7)	36,153	(28.8)

(Note) Comprehensive income:

 99,760 million yen for the six months ended September 30, 2017

(3,717) million yen for the six months ended September 30, 2016

	Net income attributable to Kyocera Corporation’s shareholders per share - Basic	Net income attributable to Kyocera Corporation’s shareholders per share - Diluted
	Yen	Yen
Six months ended September 30, 2017	166.94	166.94
Six months ended September 30, 2016	98.47	98.47

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation’s shareholders’ equity	Kyocera Corporation’s shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
September 30, 2017	3,202,996	2,495,139	2,406,432	75.1
March 31, 2017	3,110,470	2,418,909	2,334,219	75.1

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2017	—	50	—	60	110
Year ending March 31, 2018	—	60	—	60	120

Note:

Please refer to “(3) Interim Dividend for the year ending March 31, 2018” for the detail of dividends information for the year ending March 31, 2018 on page 7.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2018

					(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to Kyocera Corporation’s shareholders		Net income attributable to Kyocera Corporation’s shareholders per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2018	1,560,000	9.6	135,000	29.1	170,000	23.3	119,000	14.6	323.62

Note:

Forecast of earnings per share attributable to Kyocera Corporation’s shareholders is calculated based on the diluted average number of shares outstanding during the six months ended September 30, 2017.

Notes:

(1) Increase or decrease in significant subsidiaries during the six months ended September 30, 2017: Yes

New companies : Not applicable

Removal companies : 1 (Kyocera Crystal Device Corporation)

Please refer to “(3) Notes to the consolidated financial statements” on page 13.

(2) Adoption of concise quarterly accounting method or procedure: Not applicable

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Yes

(ii) Changes due to other than adoption of new accounting standards: Not applicable

Please refer to “(3) Notes to the consolidated financial statements” on page 13.

(4) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at September 30, 2017	377,618,580 shares at March 31, 2017

(ii) Number of treasury stock:

9,909,072 shares at September 30, 2017	9,906,197 shares at March 31, 2017

(iii) Average number of shares outstanding:

367,710,762 shares for the six months ended September 30, 2017	367,143,045 shares for the six months ended September 30, 2016

Presentation of Situation of Review Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

Other Note:

This is an English translation of the Japanese original of the Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2017. The translation is prepared solely for the reference and convenience of foreigners. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Six Months Ended September 30, 2017

Consolidated Financial Results

During the six months ended September 30, 2017 (“the first half”), sales in the Industrial & Automotive Components Group and the Electronic Devices Group increased significantly reflecting strong demand for components used in information and communications markets, automotive-related markets and industrial machinery markets. Sales also expanded in the Document Solutions Group due to launching of new products and aggressive sales promotion activities. As a result, consolidated net sales for the first half increased by ¥85,102 million, or 13.0%, to ¥738,345 million, compared with the six months ended September 30, 2016 (“the previous first half”). This represented a record high in terms of first half results.

Profit in both of the Components Business and the Equipment & Systems Business increased compared with the previous first half due to increased sales and cost reductions, as well as enhanced productivity achieved through implementation of structural reforms in the previous fiscal year ended March 31, 2017. Profit from operations increased by ¥35,720 million, or 105.7%, to ¥69,505 million, income before income taxes increased by ¥39,262 million, or 80.8%, to ¥87,840 million, and net income attributable to Kyocera Corporation’s shareholders increased by ¥25,234 million, or 69.8%, to ¥61,387 million, compared with the previous first half.

Average exchange rates for the first half were ¥111 to the U.S. dollar, marking depreciation by ¥6 (5.7%), and ¥126 to the Euro, marking depreciation by ¥8 (6.8%), compared with the previous first half. As a result, net sales and income before income taxes after translation into yen for the first half were pushed up by approximately ¥24 billion and ¥7 billion, respectively, compared with the previous first half.

	Six months ended September 30,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥653,243	100.0	¥738,345	100.0	¥85,102	13.0
Profit from operations	33,785	5.2	69,505	9.4	35,720	105.7
Income before income taxes	48,578	7.4	87,840	11.9	39,262	80.8
Net income attributable to Kyocera Corporation’s shareholders	36,153	5.5	61,387	8.3	25,234	69.8
Average US$ exchange rate	105	—	111	—	—	—
Average Euro exchange rate	118	—	126	—	—	—

Consolidated Results by Reporting Segment

1) Industrial & Automotive Components Group

Sales in this reporting segment increased compared with the previous first half due to an increase in sales of industrial tools reflecting growing demand and sales contributions resulting from merger and acquisition activity, coupled with an increase in sales of automotive displays and fine ceramic parts for semiconductor processing equipment. Operating profit increased significantly due to the increase in sales and cost reductions. The operating profit ratio improved to the double-digit level.

2) Semiconductor Components Group

Sales in this reporting segment increased compared with the previous first half due primarily to an increase in sales of ceramic packages for smartphones and organic packages for telecommunications infrastructure. Operating profit increased substantially due to the increase in sales and cost reductions. The operating profit ratio improved to the double-digit level.

3) Electronic Devices Group

Sales of capacitors, crystal components and connectors increased due to expansion of production capacity on the back of solid demand for smartphone parts. Demand for printing devices for industrial equipment was also strong. As a result, sales in this reporting segment increased compared with the previous first half. Operating profit increased due to the increase in sales and cost reductions, and the operating profit ratio also improved.

4) Communications Group

Sales in this reporting segment increased compared with the previous first half due to an increase in sales in the information and communications services business, which provides ICT solutions, etc., and sales of mobile phones for the Japanese market in the telecommunications equipment business. A return to operating profit resulted from the increase in sales and efforts to reduce fixed costs.

5) Document Solutions Group

Sales in this reporting segment increased compared with the previous first half due to an increase in sales volume as a result of launching new products and aggressive sales promotion activities coupled with the contribution of sales resulting from merger and acquisition activity. Operating profit increased significantly due to the increase in sales, cost reductions and the impact of foreign exchange rate fluctuations. The operating profit ratio improved to the double-digit level.

6) Life & Environment Group

Sales in this reporting segment decreased compared with the previous first half due to downsizing of the solar energy business in the United States. Operating loss was recorded due mainly to the sales decline and an increase in R&D expenses despite a decline in operating loss through efforts to reduce costs.

Net Sales by Reporting Segment

	Six months ended September 30,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥107,749	16.5	¥131,010	17.7	¥23,261	21.6
Semiconductor Components Group	117,316	17.9	126,881	17.2	9,565	8.2
Electronic Devices Group	114,165	17.5	137,253	18.6	23,088	20.2

Total Components Business	339,230	51.9	395,144	53.5	55,914	16.5
Communications Group	114,059	17.4	123,937	16.8	9,878	8.7
Document Solutions Group	147,435	22.6	172,020	23.3	24,585	16.7
Life & Environment Group	61,830	9.5	52,813	7.1	(9,017)	(14.6)

Total Equipment & Systems Business	323,324	49.5	348,770	47.2	25,446	7.9
Others	10,735	1.7	9,319	1.3	(1,416)	(13.2)
Adjustments and eliminations	(20,046)	(3.1)	(14,888)	(2.0)	5,158	—

Net sales	¥653,243	100.0	¥738,345	100.0	¥85,102	13.0

Operating Profit (Loss) by Reporting Segment

	Six months ended September 30,				Increase (Decrease)
	2016		2017
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥6,395	5.9	¥14,752	11.3	¥8,357	130.7
Semiconductor Components Group	9,764	8.3	17,937	14.1	8,173	83.7
Electronic Devices Group	13,029	11.4	21,880	15.9	8,851	67.9

Total Components Business	29,188	8.6	54,569	13.8	25,381	87.0
Communications Group	(4,830)	—	2,230	1.8	7,060	—
Document Solutions Group	12,867	8.7	20,090	11.7	7,223	56.1
Life & Environment Group	(740)	—	(373)	—	367	—

Total Equipment & Systems Business	7,297	2.3	21,947	6.3	14,650	200.8
Others	(1,414)	—	430	4.6	1,844	—

Operating profit	35,071	5.4	76,946	10.4	41,875	119.4
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	14,284	—	11,582	—	(2,702)	(18.9)
Adjustments and eliminations	(777)	—	(688)	—	89	—

Income before income taxes	¥48,578	7.4	¥87,840	11.9	¥39,262	80.8

*	% to net sales of each corresponding segment

Note: Kyocera has changed the classification of its reporting segments from the year ending March 31, 2018. Business results for the six months ended September 30, 2016 have been reclassified in line with the change to reporting segment classifications.

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at September 30, 2017 increased by ¥16,464 million to ¥392,659 million from ¥376,195 million at March 31, 2017.

1) Cash flows from operating activities

Net cash provided by operating activities for the first half increased by ¥18,059 million to ¥91,093 million from ¥73,034 million for the previous first half. This was due mainly to an increase in net income.

2) Cash flows from investing activities

Net cash used in investing activities for the first half decreased by ¥31,387 million to ¥51,297 million from ¥82,684 million for the previous first half. This was due mainly to a decrease in payments for purchase of securities, which was partly offset by an increase in payments for acquisitions of businesses.

3) Cash flows from financing activities

Net cash used in financing activities for the first half increased by ¥697 million to ¥28,550 million from ¥27,853 million for the previous first half. This was due to an increase in year-end dividends paid which exceeded decreases in payments of short-term and long-term debts.

	Six months ended September 30,		Increase (Decrease)
	2016	2017
	(Yen in millions)
Cash flows from operating activities	¥73,034	¥91,093	¥18,059
Cash flows from investing activities	(82,684)	(51,297)	31,387
Cash flows from financing activities	(27,853)	(28,550)	(697)
Effect of exchange rate changes on cash and cash equivalents	(18,747)	5,218	23,965
Net increase (decrease) in cash and cash equivalents	(56,250)	16,464	72,714
Cash and cash equivalents at beginning of period	374,020	376,195	2,175
Cash and cash equivalents at end of period	¥317,770	¥392,659	¥74,889

(3) Interim dividend for the year ending March 31, 2018

Kyocera Corporation has adopted the principal guideline that dividend amounts be within a range based on net income attributable to Kyocera Corporation’s shareholders on a consolidated basis, and has set its dividend policy to maintain a payout ratio of around 40% of consolidated net income attributable to Kyocera Corporation’s shareholders. In addition, Kyocera Corporation determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term corporate growth.

Kyocera Corporation has adopted resolutions in respect of distribution of interim dividend for the year ending March 31, 2018 and revision of year-end dividends forecast for the year ending March 31, 2018 based on the principal guideline. Please refer to the release of “Exhibit 2. Notice relating to Revision of Consolidated Financial Forecasts for the Year Ending March 31, 2018 (“fiscal 2018”), Distribution of Interim Dividend for fiscal 2018 and Revision of Year-end Dividend Forecast for fiscal 2018” in this Form 6-K.

(4) Consolidated Financial Forecasts for the Year Ending March 31, 2018

Performance in the first half exceeded expectations, especially in the Components Business, reflecting a favorable business environment. Increased demand is forecast to continue for the third quarter (October 1 to December 31, 2017) and fourth quarter (January 1 to March 31, 2018), especially for parts used in industrial machinery and automotive-related markets. In addition, depreciation of the yen is now forecast to exceed the original forecast, also contributing to anticipated sales and profit exceeding those forecasts in May 2017. In line with this, forecasts for each reporting segment have been revised as shown on the following page.

Kyocera has revised its forecast of average exchange rates for the third quarter and fourth quarter from the forecast in May, from ¥108 to ¥110 against the U.S. dollar and from ¥115 to ¥130 against the Euro. As a result, full-year forecasts of average exchange rates for the fiscal year are ¥111 to the U.S. dollar and ¥128 to the Euro.

Kyocera will strive to further expand sales by continuing to actively secure orders and enhance production capacity, and to reduce costs and improve productivity with the aim of attaining its full-year financial forecasts.

Please refer to “Cautionary Statement for Forecasts” in “Instruction for Forecasts and Other Notes” on page 3.

	Results for the year ended March 31, 2017		Forecasts for the year ending March 31, 2018 announced on				Increase (Decrease) to Results
			May 1, 2017 (Previous)		October 30, 2017 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,422,754	100.0	¥1,500,000	100.0	¥1,560,000	100.0	9.6
Profit from operations	104,542	7.3	120,000	8.0	135,000	8.7	29.1
Income before income taxes	137,849	9.7	150,000	10.0	170,000	10.9	23.3
Net income attributable to Kyocera Corporation’s shareholders	103,843	7.3	105,000	7.0	119,000	7.6	14.6
Average US$ exchange rate	108	—	108	—	111	—	—
Average Euro exchange rate	119	—	115	—	128	—	—

Net Sales by Reporting Segment

			Forecasts for the year ending March 31, 2018 announced on				Increase (Decrease) to Results
	Results for the year ended March 31, 2017		May 1, 2017 (Previous)		October 30, 2017 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Industrial & Automotive Components Group	¥230,229	16.2	¥246,000	16.4	¥280,000	18.0	21.6
Semiconductor Components Group	245,727	17.3	248,000	16.5	256,000	16.4	4.2
Electronic Devices Group	240,798	16.9	254,000	17.0	289,000	18.5	20.0

Total Components Business	716,754	50.4	748,000	49.9	825,000	52.9	15.1
Communications Group	252,641	17.7	269,000	17.9	255,000	16.4	0.9
Document Solutions Group	324,012	22.8	350,000	23.4	350,000	22.4	8.0
Life & Environment Group	149,207	10.5	153,000	10.2	139,000	8.9	(6.8)

Total Equipment & Systems Business	725,860	51.0	772,000	51.5	744,000	47.7	2.5
Others	22,066	1.5	16,000	1.0	17,000	1.1	(23.0)
Adjustments and eliminations	(41,926)	(2.9)	(36,000)	(2.4)	(26,000)	(1.7)	—

Net sales	¥1,422,754	100.0	¥1,500,000	100.0	¥1,560,000	100.0	9.6

Operating Profit (Loss) by Reporting Segment

			Forecasts for the year ending March 31, 2018 announced on				Increase (Decrease) to Results
	Results for the year ended March 31, 2017		May 1, 2017 (Previous)		October 30, 2017 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Industrial & Automotive Components Group	¥22,442	9.7	¥26,000	10.6	¥30,000	10.7	33.7
Semiconductor Components Group	25,310	10.3	26,000	10.5	35,000	13.7	38.3
Electronic Devices Group	30,558	12.7	33,000	13.0	40,000	13.8	30.9

Total Components Business	78,310	10.9	85,000	11.4	105,000	12.7	34.1
Communications Group	8,528	3.4	13,000	4.8	1,000	0.4	(88.3)
Document Solutions Group	28,080	8.7	35,000	10.0	40,000	11.4	42.5
Life & Environment Group	1,345	0.9	3,000	2.0	1,000	0.7	(25.7)

Total Equipment & Systems Business	37,953	5.2	51,000	6.6	42,000	5.6	10.7
Others	(1,759)	—	(3,000)	—	(1,000)	—	—

Operating profit	114,504	8.0	133,000	8.9	146,000	9.4	27.5
Corporate and others	23,345	—	17,000	—	24,000	—	2.8

Income before income taxes	¥137,849	9.7	¥150,000	10.0	¥170,000	10.9	23.3

*	% to net sales of each corresponding segment

Note: Kyocera has changed the classification of its reporting segments from the year ending March 31, 2018. Business results for the year ended March 31, 2017 have been reclassified in line with the change to reporting segment classifications.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2017		September 30, 2017		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	¥376,195		¥392,659		¥16,464
Short-term investments in debt securities	84,703		69,025		(15,678)
Other short-term investments	212,668		205,898		(6,770)
Trade notes receivables	28,370		22,840		(5,530)
Trade accounts receivables	291,485		300,544		9,059
Less allowances for doubtful accounts and sales returns	(5,593)		(5,258)		335
Inventories	331,155		357,237		26,082
Other current assets	119,714		128,406		8,692

Total current assets	1,438,697	46.3	1,471,351	45.9	32,654

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,130,756		1,146,260		15,504
Other long-term investments	22,246		24,984		2,738

Total investments and advances	1,153,002	37.0	1,171,244	36.6	18,242

Property, plant and equipment:
Land	59,963		60,048		85
Buildings	351,431		356,622		5,191
Machinery and equipment	841,973		855,766		13,793
Construction in progress	14,097		16,880		2,783
Less accumulated depreciation	(1,000,860)		(1,012,867)		(12,007)

Total property, plant and equipment	266,604	8.6	276,449	8.6	9,845

Goodwill	110,470	3.5	141,130	4.4	30,660
Intangible assets	61,235	2.0	65,976	2.1	4,741
Other assets	80,462	2.6	76,846	2.4	(3,616)

Total non-current assets	1,671,773	53.7	1,731,645	54.1	59,872

Total assets	¥3,110,470	100.0	¥3,202,996	100.0	¥92,526

	March 31, 2017		September 30, 2017		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥191		¥142		¥(49)
Current portion of long-term debt	8,235		8,789		554
Trade notes and accounts payable	129,460		140,295		10,835
Other notes and accounts payable	60,881		59,247		(1,634)
Accrued payroll and bonus	62,868		66,325		3,457
Accrued income taxes	15,707		14,537		(1,170)
Other accrued liabilities	51,062		53,376		2,314
Other current liabilities	36,257		36,922		665

Total current liabilities	364,661	11.7	379,633	11.9	14,972

Non-current liabilities:
Long-term debt	16,409		17,953		1,544
Accrued pension and severance liabilities	31,720		32,630		910
Deferred income taxes	258,859		257,381		(1,478)
Other non-current liabilities	19,912		20,260		348

Total non-current liabilities	326,900	10.5	328,224	10.2	1,324

Total liabilities	691,561	22.2	707,857	22.1	16,296

Equity: Kyocera Corporation’s shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	165,230		164,969		(261)
Retained earnings	1,638,116		1,677,440		39,324
Accumulated other comprehensive income	447,479		480,648		33,169
Common stock in treasury, at cost	(32,309)		(32,328)		(19)

Total Kyocera Corporation’s shareholders’ equity	2,334,219	75.1	2,406,432	75.1	72,213

Noncontrolling interests	84,690	2.7	88,707	2.8	4,017

Total equity	2,418,909	77.8	2,495,139	77.9	76,230

Total liabilities and equity	¥3,110,470	100.0	¥3,202,996	100.0	¥92,526

Note: Accumulated other comprehensive income is as follows:
	March 31, 2017		September 30, 2017		Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥499,650		¥515,650		¥16,000
Net unrealized losses on derivative financial instruments	(449)		(428)		21
Pension liability adjustment	(35,362)		(36,453)		(1,091)
Foreign currency translation adjustments	(16,360)		1,879		18,239

Total	¥447,479		¥480,648		¥33,169

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Six months ended September 30,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥653,243	100.0	¥738,345	100.0	¥85,102	13.0
Cost of sales	488,049	74.7	533,191	72.2	45,142	9.2

Gross profit	165,194	25.3	205,154	27.8	39,960	24.2
Selling, general and administrative expenses	131,409	20.1	135,649	18.4	4,240	3.2

Profit from operations	33,785	5.2	69,505	9.4	35,720	105.7

Other income (expenses):
Interest and dividend income	15,903	2.4	20,831	2.8	4,928	31.0
Interest expense	(1,385)	(0.2)	(656)	(0.1)	729	—
Foreign currency transaction gains (losses), net	(238)	(0.0)	150	0.0	388	—
Gains on sales of securities, net	103	0.0	389	0.1	286	277.7
Other, net	410	0.0	(2,379)	(0.3)	(2,789)	—

Total other income (expenses)	14,793	2.2	18,335	2.5	3,542	23.9

Income before income taxes	48,578	7.4	87,840	11.9	39,262	80.8
Income taxes	10,302	1.5	23,043	3.1	12,741	123.7

Net income	38,276	5.9	64,797	8.8	26,521	69.3
Net income attributable to noncontrolling interests	(2,123)	(0.4)	(3,410)	(0.5)	(1,287)	—

Net income attributable to Kyocera Corporation’s shareholders	¥36,153	5.5	¥61,387	8.3	¥25,234	69.8

Per share information:
Net income attributable to Kyocera Corporation’s shareholders:
Basic	¥98.47		¥166.94
Diluted	98.47		166.94
Average number of shares of common stock outstanding:
Basic	367,143		367,711
Diluted	367,143		367,711

Note:

Basic earnings per share attributable to Kyocera Corporation’s shareholders is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to Kyocera Corporation’s shareholders is calculated based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Six months ended September 30,		Increase (Decrease)
	2016	2017
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥38,276	¥64,797	¥26,521

Other comprehensive income—net of taxes
Net unrealized gains on securities	19,660	16,006	(3,654)
Net unrealized gains on derivative financial instruments	28	8	(20)
Pension liability adjustment	1,395	(1,118)	(2,513)
Foreign currency translation adjustments	(63,076)	20,067	83,143

Total other comprehensive income	(41,993)	34,963	76,956

Comprehensive income	(3,717)	99,760	103,477
Comprehensive income attributable to noncontrolling interests	5,644	(5,228)	(10,872)

Comprehensive income attributable to Kyocera Corporation’s shareholders	¥1,927	¥94,532	¥92,605

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

Not applicable.

Cautionary Statement for Significant Changes in Equity

Not applicable.

Increase or Decrease in Significant Subsidiaries during the six months ended September 30, 2017

For the six months ended September 30, 2017, Kyocera Crystal Device Corporation which was Kyocera Corporation’s significant subsidiary was excluded from consolidation of Kyocera Corporation due to dissolution of Kyocera Crystal Device Corporation resulted from absorption-type merger with Kyocera Corporation as the surviving company on April 1, 2017.

Changes in Accounting Policies

Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2017 did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Exhibit 2. Notice relating to Revision of Consolidated Financial Forecasts for the Year Ending March 31, 2018 (“fiscal 2018”), Distribution of Interim Dividend for fiscal 2018 and Revision of Year-end Dividend Forecast for fiscal 2018

This is to advise you that Kyocera Corporation (the “Company”) has adopted resolutions at a meeting of its Board of Directors held on October 30, 2017 in respect of revision of its consolidated financial forecasts for fiscal 2018, which were originally announced on May 1, 2017, distribution of interim dividend for fiscal 2018 and revision of its year-end dividend forecast for fiscal 2018 as set forth below, taking into consideration the performance for the six months ended September 30, 2017 (the “first six months”) and the business environment forecast for the remaining period of fiscal, 2018 (from October 1, 2017 to March 31, 2018).

1. Revision of consolidated financial forecasts

(1) Consolidated financial forecasts for fiscal 2018

	Net sales	Profit from operations	Income before income taxes	Net income attributable to Kyocera Corporation’s shareholders	Earnings per share attributable to Kyocera Corporation’s shareholders
	Million	Million	Million	Million	Yen
Forecast previously published (A) (Published on May 1, 2017)	¥1,500,000	¥120,000	¥150,000	¥105,000	¥285.55	*1
Revision made (B) (Published on October 30, 2017)	¥1,560,000	¥135,000	¥170,000	¥119,000	¥323.62	*2
Amount of increase (B-A)	¥60,000	¥15,000	¥20,000	¥14,000	—
Ratio of increase (%)	4.0%	12.5%	13.3%	13.3%	—
(c.f.) Results for previous fiscal year (Annual period ended March 31, 2017)	¥1,422,754	¥104,542	¥137,849	¥103,843	¥282.62
*1:	Based on the diluted average number of shares outstanding during the three months ended June 30, 2017.
*2:	Based on the diluted average number of shares outstanding during the first six months.

(2) Reason for revision

Performance in the first six months exceeded expectations, especially in the Components Business, reflecting a favorable business environment. Increased demand is forecast to continue for the remaining period of fiscal 2018, especially for parts used in industrial machinery and automotive-related markets. In addition, depreciation of the yen is now forecast to exceed the original forecast, also contributing to anticipated sales and profit exceeding those forecasts in May 2017.

2. Distribution of interim dividend and reason for the dividend amount

The Company determined the amount of its dividend as set forth below, pursuant to its basic profit allocation policy.

	Determined amount	Most recent forecast (Published on May 1, 2017)	(Reference) Interim dividend for previous fiscal year
Record date	September 30, 2017	September 30, 2017	September 30, 2016
Dividend per share	¥60	—	¥50
Total amount of dividend	¥22,063 million	—	¥18,386 million
Effective date	December 5, 2017	—	December 5, 2016
Source of dividend	Retained earnings	—	Retained earnings

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3. Revision of year-end dividend forecasts for fiscal 2018 and reason for revision

The Company revised is forecast for the amount of its year-end dividend for fiscal 2018 based on consolidated performance for the first six months, consolidated financial forecasts for fiscal 2018 and pursuant to its dividend policy.

	Dividend per share
	Interim dividend	Year-end dividend	Annual
Forecast previously published (Published on May 1, 2017)	—	—	¥110
Revision made (Published on October 30, 2017)	—	¥60	¥120
Results for fiscal 2018	¥60	—	—
Results for previous fiscal year (Annual period ended March 31, 2017)	¥50	¥60	¥110

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

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